Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	For the Years Ended
	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003
Income (loss) before income tax provision (benefit) and cumulative effect of change in accounting principle	$1,147.3	$872.6	$311.1	$22.3	$(279.7)
(Income) loss recognized on less than fifty percent owned persons	(11.8)	(16.4)	(12.7)	(2.2)	1.6
Minority interest in the income of subsidiary with fixed charges	—	—	—	—	—

	$1,135.5	$856.2	$298.4	$20.1	$(278.1)

Fixed Charges:
Interest expense	$30.0	$37.7	$46.3	$38.0	$33.3
Portion of rents deemed to be interest	6.4	6.8	7.0	6.0	5.8
Capitalized interest	9.8	4.5	0.2	0.9	2.1
Amortization of debt expense	0.8	0.7	0.6	0.6	0.6

Fixed Charges excluding capitalized interest	$47.0	$49.7	$54.1	$45.5	$41.8
Earnings adjustments:
Capitalized interest	$(9.8)	$(4.5)	$(0.2)	$(0.9)	$(2.1)

Earnings, as adjusted	$1,172.7	$901.4	$352.3	$64.7	$(238.4)

Ratio of earnings to fixed charges	25.0	18.1	6.5	1.4	— (a)

(a)	For the year ended December 31, 2003, fixed charges exceeded earnings by approximately $280.2 million.